Bally’s Corporation
100 Westminster Street
Providence, Rhode Island 02903

April 19, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Catherine De Lorenzo

Re:    Bally’s Corporation
Registration Statement on Form S-3 (Registration No. 333-278665)

Ladies and Gentlemen:

On behalf of Bally’s Corporation (“Bally’s”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that Bally’s Registration Statement on Form S-3 (File No. 333-278665) be declared effective at 4:00 p.m., Eastern Daylight Time, on Tuesday, April 23, 2024, or as soon thereafter as practicable. Bally’s respectfully requests that you notify Rory Hood of Jones Day of such effectiveness by a telephone call to (212) 326-3814.

Please contact Rory Hood of Jones Day at (212) 326-3814 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,
BALLY’S CORPORATION

		By:	/s/ Kim Barker Lee
			Name:	Kim Barker Lee
			Title:	Executive Vice President, Chief Legal Officer

cc:	Rory Hood, Jones Day